# TOKYO AOYAMA AOKI LAW OFFICE

ATTORNEYS AT LAW

## BAKER & McKENZIE

ATTORNEY AT FOREIGN LAW OFFICE

QUALIFIED JOINT ENTERPRISE OFFICES

THE PRUDENTIAL TOWER
13-10, NAGATACHO 2-CHOME
CHIYODA-KU [redacted] APAN
(C. [redacted] JAPAN)
T [redacted] -2900

OFFICES OF BAKER & MCKENZIE

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**FILE No. 82-5176**

June 17, 2004

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



**Fuji Television Network, Incorporated**
**Rule 12g-3(2)(b) Exemption Application**

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

- Notice of Foreign Ownership of Our Shares (filed date March 29, 2004);
- Notice of Foreign Ownership of Our Shares (filed date May 11, 2004);
- Report on Acquisition by the Company of its Own Shares (filed date April 13, 2004);
- Report on Acquisition by the Company of its Own Shares (filed date May 7, 2004);
- Report on Acquisition by the Company of its Own Shares (filed date June 7, 2004) and
- Flash Report (Consolidated Basis/Non-Consolidated Basis) - Results for fiscal year ended March 31, 2004 - (filed dated May 21, 2004).

Yours truly,



Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

FILE No. 82-5176

(Translation)

March 29, 2004

Dear Sirs:


Name of listed company: Fuji Television Network, Incorporated

Representative: Koichi Murakami
President and Representative Director

Code No.: No. 4676
1st section of Tokyo Stock Exchange

Inquiries to be directed to: Tsuyoshi Habara
General Manager of Finance Dept.
(Tel: 03-5500-8163)


## Notice of Foreign Ownership of Our Shares

Notice is hereby given that as of March 25, 2004, the percentage of voting rights in respect of issued shares held by foreigners (including those listed in items 1 through 3 of paragraph 1 of Article 5 of the Radio Law of Japan; the same applies hereinafter) to the total voting rights in respect of all issued shares of the Company was 18% or more, as described below:

Description

1. Percentage of foreign ownership as of March 25, 2004

| | |
|---|---|
| Number of issued shares held by foreigners<br>(Number of issued shares with voting rights held by foreigners [A]) | 224,750.0 shares<br>(224,750.0 shares) |
| Total number of issued shares<br>(Total number of issued shares with voting rights [B]) | 1,274,304.2 shares<br>(1,244,455.0 shares) |
| Percentage of foreign ownership<br>[A/B x 100 (with the third decimal place rounded upward or downward, as the case may be)] | 18.06% |

(For reference)

Under the Radio Law of Japan, if any foreigner (including any person of non-Japanese nationality, any foreign corporation, any foreign government or any foreign association) holds 20% or more of the total voting rights in respect of issued shares in a radio broadcasting station, its license shall be revoked. Hence, in such case, such station will be entitled to reject any application for registration of a transfer of shares in the register of shareholders by such any foreigner, in accordance with paragraph 1 of Article 52-8 of the Broadcasting Law of Japan.

Under the provisions of paragraph 2 of Article 52-8 of the Broadcasting Law and paragraphs 2 and 3 of Article 17-3 of the Regulations for the Enforcement of the Broadcasting Law, if the percentage of voting rights in respect of issued shares held by foreigners to the total voting rights in respect of all issued shares is 15% or more, the radio broadcasting station shall be obligated to give public notice thereof.

- END -

RECEIVED
2004 JUL 12 P 12: 11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE No. 82-5176

(Translation)

May 11, 2004

Dear Sirs:

Name of listed company: Fuji Television Network, Incorporated

Representative: Koichi Murakami
President and Representative Director

Code No.: No. 4676
1st section of Tokyo Stock Exchange

Inquiries to be directed to: Tsuyoshi Habara
General Manager of Finance Dept.
(Tel: 03-5500-8163)

## Notice of Foreign Ownership of Our Shares

Notice is hereby given that as of May 7, 2004, the percentage of voting rights in respect of issued shares held by foreigners (including those listed in items 1 through 3 of paragraph 1 of Article 5 of the Radio Law of Japan; the same applies hereinafter) to the total voting rights in respect of all issued shares of the Company was 19% or more, as described below:

Description

1. Percentage of foreign ownership as of May 7, 2004

| | |
|---|---|
| Number of issued shares held by foreigners<br>(Number of issued shares with voting rights held by foreigners [A]) | 242,668.0 shares<br>(242,668.0 shares) |
| Total number of issued shares<br>(Total number of issued shares with voting rights [B]) | 1,274,304.2 shares<br>(1,244,455.0 shares) |
| Percentage of foreign ownership<br>[A/B x 100 (with the third decimal place rounded upward or downward, as the case may be)] | 19.50% |

(For reference)

Under the Radio Law of Japan, if any foreigner (including any person of non-Japanese nationality, any foreign corporation, any foreign government or any foreign association) holds 20% or more of the total voting rights in respect of issued shares in a radio broadcasting station, its license shall be revoked. Hence, in such case, such station will be entitled to reject any application for registration of a transfer of shares in the register of shareholders by such any foreigner, in accordance with paragraph 1 of Article 52-8 of the Broadcasting Law of Japan.

Under the provisions of paragraph 2 of Article 52-8 of the Broadcasting Law and paragraphs 2 and 3 of Article 17-3 of the Regulations for the Enforcement of the Broadcasting Law, if the percentage of voting rights in respect of issued shares held by foreigners to the total voting rights in respect of all issued shares is 15% or more, the radio broadcasting station shall be obligated to give public notice thereof.

- END -

FILE No. 82-5176

(March 2004)



(Translation)

# REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES

Fuji Television Network, Incorporated

(681099)

# REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES
**(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)**

Reporting period: March 1, 2004 to March 31, 2004

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: April 13, 2004

| | |
|---|---|
| Name of the Company: | Kabushiki Kaisha Fuji Television |
| Name of the Company in English: | Fuji Television Network, Incorporated |
| Name and Position of the Representative: | Koichi Murakami<br>President and<br>Representative Director |
| Location of the Head Office: | 4-8, Daiba 2-chome, Minato-ku, Tokyo<br>Telephone: Tokyo (5500) 8888 (Big key) |
| Person to Contact: | Tsuyoshi Habara<br>General Manager of Finance Dept. |
| Place to Contact: | Same as above |
| Person to Contact: | Same as above |

Place at which copies of this Report are made available for public inspection

| Name | Address |
|---|---|
| Tokyo Stock Exchange, Inc. | 2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo |

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Purchase by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of March 31, 2004

| Classification | Number of shares | | Total prices | Notes |
|---|---|---|---|---|
| | (Shares) | | (¥) | |
| Resolution at the Ordinary General Meeting of Shareholders (adopted on June 27, 2003) | | 100,000 | 50,000,000,000 | |
| Its own shares acquired during the reporting month (Date of acquisition) | - | - | - | |
| | Total | - | - | |
| Accumulated number of its own shares acquired as at the end of the reporting month | | - | - | |
| Development of acquisition of its own shares | | - | - | |

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 9.3%

(2) Purchase by the Company of its own shares from subsidiaries:

None

(3) Purchase by the Company of its own shares pursuant to the resolution of the Board of Directors as provided for in the Articles of Incorporation:

2. State of disposition:

None

3. Possession by the Company of its own shares:

As of March 31, 2004

| Classification | Number of shares | Notes |
|---|---|---|
| Total number of shares issued | 1,274,304.20 shares | |
| Number of its own shares possessed | 29,835 shares | (Note) |

(Note) In addition to the above-listed "number of its own shares possessed", amounting to 29,835 shares, the Company possesses 0.5 shares of its own as "fractional shares".

- END -

FILE No. 82-5176

(April 2004)



(Translation)

# REPORT
# ON
# ACQUISITION BY THE COMPANY
# OF ITS OWN SHARES

**Fuji Television Network, Incorporated**

(681099)

**REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES**
**(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)**

Reporting period: April 1, 2004 to April 30, 2004

To: The Director General of the Kanto Local Finance Bureau

Date of Filing: May 7, 2004

| | |
|---|---|
| Name of the Company: | Kabushiki Kaisha Fuji Television |
| Name of the Company in English: | Fuji Television Network, Incorporated |
| Name and Position of the Representative: | Koichi Murakami<br>President and<br>Representative Director |
| Location of the Head Office: | 4-8, Daiba 2-chome, Minato-ku, Tokyo<br>Telephone: Tokyo (5500) 8888 (Big key) |
| Person to Contact: | Tsuyoshi Habara<br>General Manager of Finance Dept. |
| Place to Contact: | Same as above |
| Person to Contact: | Same as above |

Place at which copies of this Report are made available for public inspection

| Name | Address |
|---|---|
| Tokyo Stock Exchange, Inc. | 2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo |

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

(1) Purchase by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of April 30, 2004

| Classification | Number of shares | | Total prices | Notes |
|---|---|---|---|---|
| | (Shares) | | (¥) | |
| Resolution at the Ordinary General Meeting of Shareholders (adopted on June 27, 2003) | | 100,000 | 50,000,000,000 | |
| Its own shares acquired during the reporting month (Date of acquisition) | - | - | - | |
| | Total | - | - | |
| Accumulated number of its own shares acquired as at the end of the reporting month | | - | - | |
| Development of acquisition of its own shares | | - | - | |

(Note) The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 9.3%

(2) Purchase by the Company of its own shares from subsidiaries:

None

(3) Purchase by the Company of its own shares pursuant to the resolution of the Board of Directors as provided for in the Articles of Incorporation:

2. State of disposition:

None

3. Possession by the Company of its own shares:

As of April 30, 2004

| Classification | Number of shares | Notes |
|---|---|---|
| Total number of shares issued | 1,274,304.20 shares | |
| Number of its own shares possessed | 29,835 shares | (Note) |

(Note) In addition to the above-listed "number of its own shares possessed", amounting to 29,835 shares, the Company possesses 0.5 shares of its own as "fractional shares".

- END -

FILE No. 82-5176

(May 2004)



(Translation)

# REPORT
# ON
# ACQUISITION BY THE COMPANY
# OF ITS OWN SHARES

**Fuji Television Network, Incorporated**

(681099)

# <u>REPORT ON ACQUISITION BY THE COMPANY OF ITS OWN SHARES</u>
**(Under Article 24-6, paragraph 1 of the Securities and Exchange Law of Japan)**

Reporting period: May 1, 2004 to May 31, 2004

To: The Director-General of the Kanto Local Finance Bureau

Date of Filing: June 7, 2004

| | |
|---|---|
| Name of the Company: | Kabushiki Kaisha Fuji Television |
| Name of the Company in English: | Fuji Television Network, Incorporated |
| Name and Position of the Representative: | Koichi Murakami<br>President and Representative Director |
| Location of the Head Office: | 4-8, Daiba 2-chome, Minato-ku, Tokyo<br>Telephone: Tokyo (5500) 8888 (Big key) |
| Person to Contact: | Tsuyoshi Habara<br>General Manager of Finance Dept. |
| Place to Contact: | Same as above |
| Person to Contact: | Same as above |

<u>Place at which copies of this Report are made available for public inspection</u>

| Name | Address |
|---|---|
| Tokyo Stock Exchange, Inc. | 2-1, Nihonbashi Kabutocho, Chuo-ku, Tokyo |

(This Report in Japanese consists of 2 sheets including this cover sheet.)

Class of shares to be acquired: Shares of common stock of the Company

1. Acquisition by the Company of its own shares:

   (1) Purchase by the Company of its own shares pursuant to the resolution at the Ordinary General Meeting of Shareholders:

As of May 31, 2004

| Classification | Number of shares (Shares) | | Total prices (¥) |
|---|---|---|---|
| Resolution at the Ordinary General Meeting of Shareholders (adopted on June 27, 2003) | | 200,000 | 50,000,000,000 |
| Its own shares acquired during the reporting month (Date of acquisition) | - | - | -<br>- |
| Total | - | - | - |
| Accumulated number of its own shares acquired as at the end of the reporting month | | - | - |
| Development of acquisition of its own shares | | - | - |

(Notes) 1. The above-listed number of shares is the number obtained as a result of a stock split (at the ratio of 1:2) made as of May 20, 2004.

2. The ratio of the number of shares for acquisition as approved at the Ordinary General Meeting of Shareholders pursuant to the provisions of Article 210 of the Commercial Code of Japan to the total number of shares issued as of the day on which the Ordinary General Meeting of Shareholders was closed: 9.3%

   (2) Purchase by the Company of its own shares from subsidiaries:

   None

   (3) Purchase by the Company of its own shares pursuant to the resolution of the Board of Directors as provided for in the Articles of Incorporation:

   None

2. State of disposition:

   None

3. Possession by the Company of its own shares:

As of May 31, 2004

| Classification | Number of shares |
|---|---|
| Total number of shares issued | 2,548,608.40 shares |
| Number of its own shares possessed | 59,670 shares |

(Note) The above-listed number of shares is the number obtained as a result of a stock split (at the ratio of 1:2) made as of May 20, 2004.

- END -

**Fuji Television Network, Inc.**

May 21, 2004



## Flash Report (Consolidated Basis)

**Results for fiscal year ended March 31, 2004**

Company Name: Fuji Television Network, Inc.

Stock listing: Tokyo Stock Exchange Code number: 4676 URL http://www.fujitv.co.jp

For further information, please contact: Masao Sakai, Senior Executive Managing Director, Investor Relations Department Telephone: +81-3-5500-8258

Date of the meeting of the Board of Directors to settle the year-end consolidated accounts: May 21, 2004.

U.S. accounting standard: not applied

### 1. Performance

(1) Operating results

Years ended March 31 (Figures less than ¥1 million have been omitted.)

| | Net sales | | Operating income | | Recurring profit | |
|---|---|---|---|---|---|---|
| | Million of yen | % | Million of yen | % | Million of yen | % |
| 2004 | 455,945 | 6.3 | 44,065 | 18.2 | 45,564 | 20.7 |
| 2003 | 429,004 | (1.8) | 37,268 | (18.9) | 37,744 | (15.6) |

| | Net income | | Net income per share | Net income per share after dilution | Return on equity | Recurring profit-to-total capital ratio | Recurring profit-to-net sales ratio |
|---|---|---|---|---|---|---|---|
| | Million of yen | % | Yen | Yen | % | % | % |
| 2004 | 24,714 | 66.8 | 22,765.20 | --- | 5.7 | 8.2 | 10.0 |
| 2003 | 14,816 | (14.4) | 13,617.49 | --- | 4.0 | 7.8 | 8.8 |

1. Gain (Loss) on investment by equity method: 2004: ¥597 million, 2003: ¥(1,336 million)
2. Average number of shares outstanding during the period: 2004: 1,073,891 shares, 2003: 1,069,108 shares
3. Change in accounting method: none
4. Percentages indicate year-on-year increase/(decrease) in net sales, operating income, recurring profit, and net income.

(2) Financial data

At March 31 (Figures less than ¥1 million have been omitted.)

| | Total assets | Shareholders' equity | Shareholders' equity ratio | Shareholders' equity per share |
|---|---|---|---|---|
| | Million of yen | Million of yen | % | Yen |
| 2004 | 625,786 | 501,870 | 80.2 | 403,094.41 |
| 2003 | 480,913 | 367,796 | 76.5 | 351,919.49 |

Number of shares outstanding at fiscal year-end: 2004: 1,244,382 shares, 2003: 1,044,382 shares

(3) Cash flows

Years ended March 31 (Figures less than ¥1 million have been omitted.)

| | Cash flows from operating activities | Cash flows from investing activities | Cash flows from financial activities | Cash and cash equivalent at end of year |
|---|---|---|---|---|
| | Million of yen | Million of yen | Million of yen | Million of yen |
| 2004 | 45,256 | (68,067) | 92,956 | 125,232 |
| 2003 | 33,458 | (32,245) | (11,566) | 55,377 |

(4) Number of subsidiaries and affiliates

Consolidated subsidiaries: 21

Non-consolidated subsidiaries: 3 (accounted for by the equity method)

Affiliates: 11 (accounted for by the equity method)

(5) Additions to and deletions from consolidated subsidiaries and affiliates

Additions: Consolidated subsidiaries: 2, Affiliates: 1

Deletions: Consolidated subsidiaries: 0, Affiliates: 0

2. Forecast for fiscal year ending March 31, 2005

| | Net sales | Recurring profit | Net income |
|---|---|---|---|
| | Million of yen | Million of yen | Million of yen |
| Interim period | 224,000 | 21,500 | 11,500 |
| Fiscal year | 447,500 | 40,500 | 21,500 |

(Reference)

Consolidated net income per share for the fiscal year is forecast to be ¥8,535.32.

In calculating forecast net income per share (full year), we define the number of shares outstanding at the end of the fiscal year as the number of shares outstanding at the end of March 2004 multiplied by the stock split ratio of the stock split effective May 20, 2004.

* The above forecasts and those presented in appended material are based on future-oriented assumptions, projections, and targets, so they contain elements of risk and uncertainty. Actual results may differ from these forecasts due to various important elements.

## 1. Organization of the Fuji Television Network Group

The Fuji Television Network Group conducts a broad range of businesses that include activities in the fields of culture, art, sports, news and the environment. Conducting these businesses are Fuji Television Network, Inc. and Fuji Television's affiliates Nippon Broadcasting System, Inc. and The Sankei Shimbun, as well as by the subsidiaries and affiliates of each of these three companies, including Nippon Broadcasting subsidiary Pony Canyon, Inc.

Fuji Television's own group of companies is made up of the parent company, 35 subsidiaries and 39 affiliates. The major activities are broadcasting as prescribed by Japan's Broadcasting Law and other laws; planning, production, technology and transmitting involving programs for broadcast; and direct marketing. These companies also provide services related to each of these businesses.

The major business categories of the Fuji Television Network Group are shown below. Note that the categories are the same as the segments used for financial reporting purposes.

| Category | Major Companies |
|---|---|
| **Television Broadcasting**<br>Sales of TV broadcasting time and programming | Fuji Television Network, Inc. |
| **Broadcasting-Related Businesses**<br>Planning, production, engineering and relay operations as well as other businesses for TV programming | Kyodo Edit, Co., Ltd.<br>Kyodo Television, Limited<br>Happo Television, Inc.<br>Van Eight Production, Inc.<br>Fuji Art, Inc.<br>Fuji Creative Corporation<br>Fuji Lighting and Technology, Inc.<br>Basis, Ltd.<br>Fuji International Productions (UK) Ltd.<br>Fujisankei Communications International, Inc. |
| **Direct Marketing**<br>Direct marketing and sales of fresh flowers | Fujisankei Living Service, Inc.<br>FujiTV Flower Center, Co., Ltd. |
| **Other Businesses**<br>Film production, software development, restaurants, temporary agency services, leasing, management of art galleries, and publishing | Japan Executive Center, Inc.<br>Fuji Culture Planning, Inc.<br>Fuji Jinzai Center, Inc.<br>FUJI TLEVISION FUTURE NET, INC.<br>Fujimic, Inc.<br>Fuso Publishing, Inc.<br>Fujisankei California Entertainment, Inc.<br>Windswept Classics, Inc.<br>T/Q Music, Inc. |

## 2. Management Policies

### (1) Basic Policies

Dramatic advances in digital technology and various forms of deregulation have given rise to a succession of new services and businesses that reflect users' needs. Such developments are currently engendering unprecedented change in the broadcasting industry. Taking into account the significance of such changes to its operating environment, Fuji Television Network, Inc., has set out the five items listed below as its basic management policies for the medium-to-long term.

1. As the nature of broadcasting continues to evolve, we will strive to create a broadcasting culture that embraces new businesses and services.
2. We will continue to work toward the development of a "Media Complex" comprising a range of new media while keeping terrestrial broadcasting as our core platform.
3. We will move to become a complete "digital content factory," that provides appealing high-quality content for such media.
4. We will work to strengthen our networks by working together to realize the digitization of our core terrestrial broadcasting platform.
5. Finally, we will expand our broadcasting rights, movie, and events businesses to diversify our revenue streams beyond our core broadcasting operations. Our goal is to develop into a broadcasting superpower, in other words, a television broadcaster that goes beyond television.

We will redouble our efforts to strengthen our competitiveness, foster continued growth, ensure the stability of our operating infrastructure, and maximize corporate value. In these endeavors, Fuji Television remains keenly aware of its responsibilities as a leading company in the visual media and content industry as well as the public mission and social responsibilities as a broadcaster of terrestrial television, our core platform.

### (2) Policies Concerning the Distribution of Company Profits

Fuji Television regards the disbursement of profits to shareholders as one of its most important management responsibilities. Under its management policy, the Company pays dividends commensurate with its performance, while responding to changes in the broadcasting industry by entering new fields of business and aggressively investing in content and capital.

Decisions regarding the appropriate payment of dividends for a specified period are based on a comprehensive review of the Company's performance during said period, the next term's performance forecast, the need for internal reserves, changes in the value of the Company's stock, and other factors.

We plan to allocate internal reserves to meet what we anticipate will be substantial future demand for funds required to strengthen our capabilities to create and procure content and to respond to the digitization of terrestrial broadcasting--a social lifeline infrastructure--as well as other related investments. We believe that the use of internal reserves in this fashion will contribute to the enhancement of shareholder returns and the fulfillment of our social responsibilities in the future.

### (3) Policies Concerning the Reduction of the Size of the Minimum Trading Lot

Fuji Television recognizes that reducing the number of shares constituting the minimum trading lot is an effective means of expanding the shareholder base and improving the liquidity of the Company's stock.

To significantly reduce the size of the minimum trading lot and further boost the liquidity of its shares, Fuji Television implemented a two-for-one stock split on May 20, 2004 for shareholders and beneficial shareholders of record as of March 31, 2004. Going forward, Fuji Television will decide on policies to reduce the size of the minimum trading lot with in a manner that is consistent with its goal of maximizing shareholder returns. This will entail examining its business performance and the economic climate and prudently weigh the costs and benefits of such measures.

### (4) Management Goals and Indices

The Company believes the setting of certain management goals to be meaningful. That said, we believe our operating environment will continue to experience significant changes over the near term, which may make it difficult to evaluate progress toward such goals using fixed management performance indicators. As a result, we attach great importance to the flexibility of our management, which must remain responsive to changes in our operating environment. In light of these considerations, we are not establishing specific numerical targets at this time. However, our principal medium-to-long-term goals are to enhance corporate value and achieve sustained growth in profits, while aiming to improve our performance in various management indicators.

### (5) Medium- to Long-Term Management Strategies and Issues to be Addressed

The Fuji Television Group is working to with the mindset of a "digital content factory" to realize its goal of fortifying its content creation capabilities in the digital age. Content forms the heart of media. Without strong content, it is impossible to develop media. To this end, we will continue to raise content creation skills Groupwide by developing our capabilities in high-definition programming, data transmission, and broadcasting for mobile terminals—the hallmarks of digital broadcasting. As one facet of these activities, we raised approximately ¥93 billion in funds through a public share offering and third-party allocation implemented in February and March 2004. The funds thus raised will be used as capital expenditures for the construction of new studios aimed at further strengthening our program production capabilities. The funds will also be allocated toward investments in content and media that will help us to boost shareholder value and to fulfill our social responsibilities.

The advent of multimedia and multichannel services and services that utilize telecommunications infrastructure are dramatically reshaping the competitive landscape in Japan's broadcasting industry. Successive relaxation and removal of regulations are adding impetus to these developments. Against this backdrop, terrestrial digital broadcasting commenced in December 2003. Services in the Kanto region started with low-power broadcasting from Tokyo Tower over a limited area. Full-power service is scheduled to be available throughout the region by the end of 2005 as broadcasters are working with the government to change analog frequencies at some relay stations. Conventional analog television broadcasts are scheduled to end in 2011, so the Company will continue working to promote the diffusion of terrestrial digital broadcasting.

While business sentiment has improved considerably of late, we think it will still be a while before we see a real improvement in fundamentals. The Company will endeavor to maintain profits at a level that will support profit sharing and investment in the future through bolstered programming and operations as well as the implementation of appropriate cost-cutting measures.

At the same time, we are fostering endeavors in new media, including broadcasts via broadcasting satellite (BS) and communication satellite (CS), to diversify our profit sources. We aim to boost total revenues by focusing on our existing terrestrial broadcasting, thereby engendering sustained growth and achieving greater competitiveness. Efforts to nurture these services into steady revenue streams profit have resulted in solid growth in the scope of BS digital services, which to date have the capacity to reach 5.39 million households. In CS broadcasting, there has been steady growth in the number of subscribers to SkyPerfect TV. As a consequence, our CS broadcasting business has advanced to the point that growth in subscriber revenues now contributes to profits.

Furthermore, we are striving to construct a broad business base by using our foundation in broadcasting to develop our broadcasting rights business as well as our operations in movies, animation content, events, direct marketing using visual media, and other non-broadcasting businesses. Through multilayered business development with broadcasting at its core, we aim to effect ongoing progress in all businesses so that we can continue to earn the trust of our audience and maintain the excellent reputation that we enjoy today.

### (6) Basic Policies Concerning the Enhancement of Corporate Governance and Status of Implementation

***Basic Policies***

By organically combining a transmission network (i.e., infrastructure) with programming (i.e., content), Japan's terrestrial broadcasting has attained among the world's highest levels of both diffusion and quality. It is fulfilling the public's right to receive information and become indispensable to people's lifestyles and safety as a vehicle through which culture is communicated.

Fuji Television is working to strengthen its corporate governance systems. These efforts are guided not only by the aim of maximizing shareholder value but also as a key media and mass communications company to honor its social mission to maintain its lifeline functions, such as emergency and disaster announcements, and to responsibly deliver content.

***Status of Implementation***

The Company employs an auditing system and, in addition to outside directors, has appointed two external auditors. There is no business relationship with regard to human resources, capital, or technology between the Company and outside directors or outside auditors; however, there are relationships in the area of broadcasting and other businesses. Business transactions with these companies are conducted under the same conditions as business with other companies and are not given any special consideration based on their relationship with Fuji Television.

Our internal administration structure comprises internal auditors within the executive office who undertake internal audits throughout the year following a yearly plan for internal audits that is approved by the president. Additionally, recent activities to enhance our corporate governance system have included building an organizational structure designed to preserve management transparency and the adoption of measures to bolster the disclosure of various types of information.

**(7) Basic Policies Concerning New Subsidiaries and Other Related Parties**

Fuji Television's operating domain is distinct from that of its largest shareholder, Nippon Broadcasting System, Inc., which is primarily a radio broadcaster. However, as both companies are core members of the Fujisankei Communications Group, they share a cooperative relationship and take part in various Group events.

## 3. Business Performance and Financial Position

### (1) Business Performance

**Overview of the Fiscal Year Ended March 31, 2004**

At the start of fiscal 2004, ended March 31, 2004, the Japanese economy was characterized by the uncertainty precipitated by the war in Iraq and the outbreak of severe acute respiratory syndrome(SARS). At that time, the Cabinet Office's *Monthly Economic Report* noted that the economy was generally moving sideways. The September 2003 report, however, said that there were indications that the economy was moving toward a recovery. And entering 2004, the same report was more upbeat, commenting that the economy was steadily recovering, but the overall tone with respect to business conditions remained unchanged.

Amid this economic environment, *2003 Advertising Expenditures in Japan*, a report published by Dentsu Inc. noted that the advertising market was down year on year until the interim period, but recovered from October onward. Expenditures ended the year up 0.7% versus the previous year, marking the first positive growth in three years.

We worked to make the most of the upturn in the market. The Company strove to boost broadcasting revenues while working aggressively to expand such non-broadcasting operations as movies, events, and broadcasting rights. As a result, Fuji Television was successful in expanding both sales and net income year on year and remained number one in sales among Japan's private-sector broadcasters for the 21st consecutive year.

Consolidated net sales for the Fuji Television Group rose 6.3% to ¥455,945 million and operating income surged 18.2% to ¥44,065 million. Further, a marked improvement in investments in equity-method affiliates underpinned a 20.7% rise in recurring profit to ¥45,564 million. Net income for fiscal 2004 increased 66.8% to ¥24,714 million reflecting the absence of valuation losses on investment securities and the completion during fiscal 2003 of the amortization of losses resulting from a change in accounting standards for retirement benefits. Results by operating segment are as follows.

Years ended March 31

| | Net sales | | | Operating income | | |
|---|---|---|---|---|---|---|
| | 2003 | 2004 | Change | 2003 | 2004 | Change |
| | Millions of yen | Millions of yen | % | Millions of yen | Millions of yen | % |
| Television broadcasting | ¥333,729 | ¥358,056 | 7.3 | ¥33,674 | ¥37,894 | 12.5 |
| Broadcasting-related business | 46,526 | 46,925 | 0.9 | 1,600 | 2,297 | 43.6 |
| Direct marketing | 61,504 | 67,107 | 9.1 | 1,815 | 3,477 | 91.6 |
| Other businesses | 29,688 | 29,997 | 1.0 | 472 | 419 | (11.3) |
| Eliminated | (42,443) | (46,141) | --- | (294) | (24) | --- |
| Total | ¥429,004 | ¥455,945 | 6.3 | ¥37,268 | ¥44,065 | 18.2 |

### Television Broadcasting

The Television Broadcasting segment reflects the earnings of the parent company. Following the success of *Dr. Coto's Clinic* and *Water Boys* in the first half of fiscal 2004, the Company earned high viewer ratings for *The Great White Tower*, a remake of a classic drama series broadcast 25 years ago; *Pride*; *and The Way We Live*. In variety programming, *SMAP x SMAP* was joined by the new program *The Fountain of Trivia* in scoring hit ratings, while among information programs, *Mezamashi Terebi* gained popularity in the morning time slot. Further, sports programming added impetus to revenue growth with broadcasts of the 2003 World Judo Championships in September, the 2003 World Cup Volleyball in November, and the East Asian Football Championship 2003 in December.

A steady flow of programming with strong viewer ratings and a revitalized advertising market contributed to a rally in broadcasting revenues in the second half of the fiscal year. As a result, mainstay broadcasting revenues were up 0.5% year on year for the year under review. Non-broadcasting revenues surged 69.6% year on year on the back of the smash hit movie *Bayside Shakedown 2*, the success of events like Cirque du Soleil's *Quidam Japan Tour* and *Odaiba Adventure Land*, and brisk results in video and MD rights businesses. Fiscal 2004 sales for the Television Broadcasting segment thus rose 7.3% to ¥358,056 million, a record high.

Operating income climbed 12.5% to ¥37,894 million despite an increase in production expenses designed to bolster our programming and a rise in costs that increase with sales growth in our event, video, merchandising, and movie businesses.

### Broadcasting-related Business

This segment consists of subsidiaries involved in program production, set design, engineering, and other activities. Costs as a percentage of sales contracted in this segment as subsidiaries worked to offset a peak out in orders by cutting costs and boosting revenues from external sources.

Consequently, Broadcasting-related Business sales amounted to ¥46,925 million (up 0.9% year on year) and operating income jumped 43.6% to ¥2,297 million.

### Direct Marketing

As in fiscal 2003, catalog sales primarily of health and beauty products were brisk and the segment began to reap the benefits of efforts of the past two fiscal years to lower catalog production and delivery costs and to prune overhead expenses. As a result, sales by the Direct Marketing segment rose 9.1% to ¥67,107 million and operating income surged 91.6% to ¥3,477 million.

### Other Businesses

Some companies in this segment turned in healthy earnings as evidenced by software developer Fujimic, Inc. posting revenues of more than ¥10 billion for the second consecutive year. Yet overall results in the segment were mixed with Fuso Publishing, Inc. posting declining sales amid a slack market for publishers.

**Equity-method Affiliates**

Earnings at affiliates were generally robust at equity-method affiliates with Fuji Satellite Broadcasting, Inc. (BS Fuji, Inc.) contracting its losses amid difficult conditions and Pony Canyon, Inc. enjoying a profit increase on strong DVD sales. Overall, equity in earnings of affiliated companies (net of dividends) amounted to ¥597 million for fiscal 2004.

**Outlook for the Fiscal Year Ending March 31, 2005**

In December 2003, terrestrial digital broadcasting was launched the three major markets of the Kanto, Chukyo, and Kinki regions. This coverage will widen further during fiscal 2005. The Company will strive to further expand and strengthen its principal medium, terrestrial broadcasting, and respond to demand for such forms of digital broadcasting as high-definition programming, data transmission, and broadcasting to mobile terminals. We will also carry on our activities to enhance our content creation capabilities.

Following an upturn in business conditions in autumn 2003, advertising expenditures in the four major media are expected to grow 2.1% year on year in 2004 (source: *Advertising Expenditures in Japan*, Dentsu Inc.). The Company plans to carry out aggressive business development as well as appropriate cost-cutting measures to capitalize on the opportunities presented by such more encouraging market conditions.

In fiscal 2005, we forecast consolidated net sales of ¥447.5 billion, recurring profit of ¥40.5 billion, and net income of ¥21.5 billion. On a nonconsolidated basis, we forecast net sales of ¥347.5 billion, recurring profit of ¥36.5 billion, and net income of ¥20.5 billion.

**(2) Financial Position**

In fiscal 2004, net cash flows from operating activities rose by ¥11,797 million to ¥45,256 million owing to an increase in revenues and profits in our mainstay television broadcasting business, a continued rise in sales and profits in direct marketing, and growth in broadcasting-related business as well this fiscal year, which were augmented by a decrease in enterprise taxes paid.

Net cash flows used in investing activities amounted to ¥68,067 million, an increase in outflows of ¥35,822 million. This reflects primarily an increase in the acquisitions of commercial paper for fund management, bonds and other securities with maturities longer than three months, and beneficial interests in trusts.

Net cash flows provided by financing activities amounted to ¥92,956 million, and increase in inflows of ¥104,522 million due mainly to an increase in funding through a public offering.

As a result, cash and cash equivalents at the end of the fiscal year totaled ¥125,232 million, a ¥69,855 million increase versus the end of the previous fiscal year.

Further, with regard to cash flows for fiscal 2005, we envision television broadcasting revenues continuing to recover following the upturn in the second half of 2003. Yet because we cannot anticipate revenues stemming from a major hit movie of the type experienced in fiscal 2004, we expect cash flows from operating activities to

decline compared with the previous year. In addition, we intend to continue investing in terrestrial digital broadcasting facilities and plan to invest in the construction of new studios in the Aomi district of Koto Ward, Tokyo, as well as conducting intensive investment in media and content. These plans should start to surface in cash flows used in investing activities.

Trends in cash flow indices are shown below:

Years ended March 31

| | 2001 | 2002 | 2003 | 2004 |
|---|---|---|---|---|
| Equity ratio (%) | 74.3 | 77.0 | 76.5 | 80.2 |
| Equity ratio, based on market value (%) | 193.8 | 152.4 | 79.9 | 116.5 |
| Number of years for amortization (years) | 0.2 | 0.2 | 0.2 | 0.1 |
| Interest coverage ratio | 108.7 | 160.2 | 226.4 | 356.6 |

Notes

1. Equity ratio=total shareholders' equity/total assets
2. Equity ratio based on market value: Total market value of stocks/total assets
3. Number of years for amortization: interest-bearing debt/operating cash flows
4. Interest coverage ratio: operating cash flows/interest payments

*1. All indices are calculated on a consolidated basis.

*2. The total market value of stocks is calculated by multiplying market value at the balance sheet date by the number of shares issued by the balance sheet date.

*3. "Operating cash flows" refers to cash flows used in operating activities as shown in the consolidated balance sheets.

*4. "Interest-bearing debt" refers to all debts listed in the consolidated balance sheets on which the Company pays interest. "Interest payments" denotes interest payments as reflected in the consolidated cash flow statements.

CONSOLIDATED BALANCE SHEETS
At March 31

| | 2003 | | 2004 | | Change from the previous year |
|---|---|---|---|---|---|
| | Millions of yen | % | Millions of yen | % | |
| ASSETS | | | | | |
| Current assets: | | | | | |
| 1. Cash and time deposits | 27,188 | | 26,665 | | |
| 2. Trade notes and accounts receivable | 95,071 | | 96,978 | | |
| 3. Marketable securities | 53,196 | | 115,240 | | |
| 4. Inventories | 24,867 | | 20,968 | | |
| 5. Deferred income tax | 4,159 | | 4,840 | | |
| 6. Beneficial interests in trusts | — | | 59,781 | | |
| 7. Other current assets | 13,966 | | 11,211 | | |
| 8. Less allowance for doubtful accounts | (471) | | (270) | | |
| Total current assets | 217,978 | 45.3 | 335,416 | 53.6 | 117,438 |
| Fixed assets: | | | | | |
| 1. Tangible fixed assets | | | | | |
| (1) Buildings and structures | 100,512 | | 93,685 | | |
| (2) Machinery and equipment | 9,678 | | 10,549 | | |
| (3) Land | 15,415 | | 4,388 | | |
| (4) Construction in progress | 1,396 | | 1,405 | | |
| (5) Other tangible fixed assets | 3,016 | | 3,204 | | |
| Total tangible fixed assets | 130,019 | 27.0 | 113,232 | 18.1 | (16,786) |
| 2. Intangible fixed assets | | | | | |
| (1) Leased land rights | 14,395 | | 14,393 | | |
| (2) Software | 6,592 | | 10,080 | | |
| (3) Adjustment of consolidation | 180 | | 1,578 | | |
| (4) Other intangible fixed assets | 678 | | 7,016 | | |
| Total intangible fixed assets | 21,846 | 4.6 | 33,069 | 5.3 | 11,223 |
| 3. Investments and other assets | | | | | |
| (1) Investment in securities | 85,916 | | 132,014 | | |
| (2) Long-term loans | 68 | | 65 | | |
| (3) Deferred income tax | 16,381 | | 3,321 | | |
| (4) Other | 9,813 | | 9,778 | | |
| (5) Less allowance for doubtful accounts | (1,109) | | (1,112) | | |
| Total investments and other assets | 111,069 | 23.1 | 144,068 | 23.0 | 32,998 |
| Total fixed assets | 262,935 | 54.7 | 290,370 | 46.4 | 27,434 |
| Total assets | 480,913 | 100.0 | 625,786 | 100.0 | 144,873 |

At March 31

| | 2003 | | 2004 | | Change from the previous year |
|---|---|---|---|---|---|
| | Millions of yen | % | Millions of yen | % | |
| LIABILITIES | | | | | |
| Current liabilities: | | | | | |
| 1. Trade notes and accounts payable | 43,402 | | 43,637 | | |
| 2. Short-term borrowings | 2,349 | | 2,072 | | |
| 3. Accrued income taxes | 4,744 | | 5,849 | | |
| 4. Allowance for sales returns | 147 | | 131 | | |
| 5. Other current liabilities | 31,087 | | 31,908 | | |
| Total current liabilities | 81,730 | 17.0 | 83,600 | 13.4 | 1,869 |
| Long-term liabilities: | | | | | |
| 1. Bonds with stock purchase rights | --- | | 332 | | |
| 2. Deferred tax liabilities | --- | | 6,158 | | |
| 3. Retirement allowance for employees | 23,437 | | 23,232 | | |
| 4. Retirement allowance for directors | 2,329 | | 2,123 | | |
| 5. Other long-term liabilities | 575 | | 788 | | |
| Total long-term liabilities | 26,342 | 5.5 | 32,635 | 5.2 | 6,293 |
| Total liabilities | 108,072 | 22.5 | 116,235 | 18.6 | 8,162 |
| MINORITY INTERESTS | | | | | |
| Minority interests | 5,043 | 1.0 | 7,680 | 1.2 | 2,636 |
| SHAREHOLDERS' EQUITY | | | | | |
| Common stock | 59,764 | 12.4 | 106,200 | 17.0 | |
| Capital surplus | 87,228 | 18.1 | 133,664 | 21.4 | |
| Retained earnings | 230,167 | 47.9 | 252,821 | 40.4 | |
| Reevaluation differences of land | 2,111 | 0.5 | 2,108 | 0.3 | |
| Valuation gain on other securities | 4,586 | 1.0 | 24,199 | 3.9 | |
| Foreign exchange adjustment | 77 | 0.0 | (985) | (0.2) | |
| Treasury stock | 16,139 | (3.4) | (16,139) | (2.6) | |
| Total shareholders' equity | 367,796 | 76.5 | 501,870 | 80.2 | 134,073 |
| Total liabilities, minority interests and shareholders' equity | 480,913 | 100.0 | 625,786 | 100.0 | 144,873 |

CONSOLIDATED STATEMENTS OF INCOME

Years ended March 31

| | 2003 | | | 2004 | | | Change from the previous year | |
|---|---|---|---|---|---|---|---|---|
| | Millions of yen | | % | Millions of yen | | % | Millions of yen | % |
| Net sales | | 429,004 | 100.0 | | 455,945 | 100.0 | 26,941 | 6.3 |
| Cost of sales | | 271,605 | 63.3 | | 289,371 | 63.5 | 17,766 | 6.5 |
| Gross profit | | 157,398 | 36.7 | | 166,574 | 36.5 | 9,175 | 5.8 |
| Selling, general and administrative expenses | | | | | | | | |
| 1. Selling expense | 87,950 | | | 88,198 | | | | |
| 2. General and administrative expenses | 32,179 | 120,130 | 28.0 | 34,310 | 122,509 | 26.8 | 2,378 | 2.0 |
| Operating income | | 37,268 | 8.7 | | 44,065 | 9.7 | 6,796 | 18.2 |
| Non-operating revenues | | | | | | | | |
| 1. Interests | 257 | | | 264 | | | | |
| 2. Dividends | 368 | | | 341 | | | | |
| 3. Equity in earnings of affiliates | --- | | | 597 | | | | |
| 4. Rental fee | 2,444 | | | 2,399 | | | | |
| 5. Others | 651 | 3,722 | 0.9 | 462 | 4,065 | 0.9 | 342 | 9.2 |
| Non-operating expenses | | | | | | | | |
| 1. Interests | 147 | | | 126 | | | | |
| 2. Equity in earnings of affiliates | 1,336 | | | --- | | | | |
| 3. Losses on partnership investments | --- | | | 648 | | | | |
| 4. Expenses of issuance of new stock | --- | | | 474 | | | | |
| 5. Rental fee | 1,263 | | | 1,164 | | | | |
| 6. Others | 498 | 3,247 | 0.8 | 152 | 2,566 | 0.6 | (680) | (21.0) |
| Recurring profit | | 37,744 | 8.8 | | 45,564 | 10.0 | 7,820 | 20.7 |

| | 2003 | | | 2004 | | | Change from the previous year | |
|---|---|---|---|---|---|---|---|---|
| | Millions of yen | | % | Millions of yen | | % | Millions of yen | % |
| Extraordinary gain | | | | | | | | |
| 1. Gain on the sale of fixed assets | 125 | | | 304 | | | | |
| 2. Gain on the sale of investment securities | 12 | | | 0 | | | | |
| 3. Interest on leveraged assets | 1,035 | | | 173 | | | | |
| 4. Dividends of liquidated | --- | | | 63 | | | | |
| 5. Others | 116 | 1,289 | 0.3 | 48 | 590 | 0.1 | (699) | (54.2) |
| Extraordinary loss | | | | | | | | |
| 1. Loss on sale of fixed assets | 20 | | | 3,012 | | | | |
| 2. Loss on disposal of fixed assets | 159 | | | 120 | | | | |
| 3. Loss on sale of investment securities | 9 | | | --- | | | | |
| 4. Devaluation of investment securities | 4,798 | | | --- | | | | |
| 5. Devaluation of holdings in affiliates | --- | | | 119 | | | | |
| 6. Devaluation of membership | 43 | | | 23 | | | | |
| 7. Lump-sum amortization of shortfall due to new retirement benefit accounting standard | 3,062 | | | --- | | | | |
| 8. Retirement benefit expenses | --- | | | 351 | | | | |
| 9. Reserves for membership deposit | 168 | | | 54 | | | | |
| 10. Others | 109 | 8,370 | 1.9 | 86 | 3,767 | 0.8 | (4,602) | (55.0) |
| Income before income taxes | | 30,663 | 7.2 | | 42,387 | 9.3 | 11,723 | 38.2 |
| Income taxes and enterprise taxes | 15,022 | | | 13,435 | | | | |
| Adjustment for income taxes | 358 | 15,380 | 3.6 | 3,339 | 16,775 | 3.7 | 1,394 | 9.1 |
| Minority interests | | 465 | 0.1 | | 897 | 0.2 | 432 | 92.8 |
| Net income | | 14,816 | 3.5 | | 24,714 | 5.4 | 9,897 | 66.8 |

## APPROPRIATION OF CONSOLIDATED RETAINED EARNINGS

Years ended March 31

| | 2003 | | 2004 | |
|---|---|---|---|---|
| | Millions of yen | | Millions of yen | |
| CAPITAL SURPLUS | | | | |
| Capital surplus at the beginning of the year | | | | 87,228 |
| Capital reserve at the beginning of the year | | 87,228 | | |
| *Increase in capital surplus* | | | | |
| Issuance of new stock by public offering | --- | --- | 46,436 | 46,436 |
| Capital surplus at the end of the period | | 87,228 | | 133,664 |
| RETAINED EARNINGS | | | | |
| Retained earnings at the beginning of the year | | | | 230,167 |
| Consolidated retained earnings at the beginning of the year | | 217,716 | | |
| Increase in retained earnings | | | | |
| 1. Net income | 14,816 | | 24,714 | |
| 2. Increase in retained earnings with change of number of subsidiaries | --- | 14,816 | 20 | 24,734 |
| Decrease in retained earnings | | | | |
| 1. Cash dividends | 2,031 | | 1,827 | |
| 2. Directors' bonuses | 255 | | 253 | |
| <including corporate auditors> | <18> | | <17> | |
| 3. Decrease in retained earnings with change of number of subsidiaries | 78 | 2,365 | --- | 2,081 |
| Retained earnings at the end of the period | | 203,167 | | 252,821 |

# CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended March 31

| | 2003 | 2004 | Change from the previous year |
|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen |
| Cash flows from operating activities | | | |
| 1. Income before income tax | 30,663 | 42,387 | |
| 2. Depreciation | 10,329 | 11,312 | |
| 3. Amortization of consolidated differences | 84 | 307 | |
| 4. Increase in allowance for doubtful accounts | 35 | (197) | |
| 5. Interest and dividend receivable | (626) | (606) | |
| 6. Interests expense | 147 | 126 | |
| 7. Loss on revaluation of foreign currency assets | 114 | 44 | |
| 8. Equity in earnings of affiliated companies, net of dividends | 1,336 | (597) | |
| 9. (Gain) loss on sale and disposal of fixed assets | 53 | 2,828 | |
| 10. Devaluation of land | 51 | --- | |
| 11. (Gain) loss on sale of marketable securities | (2) | (0) | |
| 12. Devaluation of investment securities | 4,798 | --- | |
| 13. Decrease (increase) in notes and accounts receivable, trade | 764 | (1,946) | |
| 14. Decrease (increase) in inventories | 3,836 | 3,870 | |
| 15. Increase in notes and accounts payable | (843) | 239 | |
| 16. Others | 1,046 | (620) | |
| *Subtotal* | 51,791 | 57,148 | 5,356 |
| 17. Proceeds from interests and dividend income | 798 | 768 | |
| 18. Payment of interests | (147) | (126) | |
| 19. Payment of income tax | (18,447) | (12,319) | |
| 20. Others | (536) | (214) | |
| Net cash provided by operating activities | 33,458 | 45,256 | 11,797 |
| Cash flows from investing activities | | | |
| 1. Payments for purchase of marketable securities | (31,088) | (72,716) | |
| 2. Proceeds from sales of marketable securities | 16,395 | 43,525 | |
| 3. Payments on purchase of tangible fixed assets | (6,270) | (7,137) | |
| 4. Proceeds from sale of tangible fixed assets | 336 | 10,223 | |
| 5. Payments on purchase of intangible fixed assets | --- | (4,680) | |
| 6. Redemption of bonds | (8,348) | (13,957) | |
| 7. Proceeds from sale of marketable securities | 577 | 2,070 | |
| 8. Payments for the acquisition of subsidiaries' stock associated with changes to the scope of consolidation | --- | (5,262) | |
| 9. Payments for the loans | (34) | (33) | |
| 10. Proceeds from the loans collected | 44 | 25 | |
| 11. Others | (3,858) | (20,125) | |
| Net cash used in investing activities | (32,245) | (68,067) | (35,822) |

| | 2003 | 2004 | Change from the previous year |
|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen |
| Cash flows from financing activities | | | |
| 1. Net decrease in short-term borrowings | (80) | --- | |
| 2. Repayments of long-term debt | (452) | (227) | |
| 3. Proceeds from the issuance of bonds with stock purchase rights | --- | 332 | |
| 4. Proceeds from the issuance of stock | --- | 92,872 | |
| 5. Payments for treasury stock | (8,950) | --- | |
| 6. Dividends paid by the Company | (2,031) | (1,827) | |
| 7. Dividends paid to minority interests | (51) | (70) | |
| 8. Proceeds from minority interests | --- | 1,877 | |
| Net cash used in financing activities | (11,566) | 92,956 | 104,522 |
| Effect of exchange rate changes on cash and cash equivalents | (130) | (168) | |
| Net increase (decrease) in cash and cash equivalents | (10,483) | 69,976 | |
| Cash and cash equivalents at the beginning of the year | 65,995 | 55,377 | (10,618) |
| Cash and cash equivalents of new consolidated subsidiaries | (134) | (121) | |
| Cash and cash equivalents at the end of the year | 55,377 | 125,232 | 69,855 |

## SEGMENT INFORMATION

Year ended March 31, 2003 (Figures less than ¥1 million have been omitted.)

| | Millions of yen | | | | | | |
|---|---|---|---|---|---|---|---|
| | TV broadcasting | TV broadcasting -related business | Direct marketing | Other | Total | Eliminations | Consolidated |
| Net sales: | | | | | | | |
| 1. Net sales to third parties | 328,683 | 18,968 | 61,084 | 20,267 | 429,004 | --- | 429,004 |
| 2. Intra-group net sales and transfers | 5,045 | 27,557 | 419 | 9,421 | 42,443 | (42,443) | --- |
| Total sales | 333,729 | 46,526 | 61,504 | 29,688 | 471,448 | (42,443) | 429,004 |
| Operating expenses | 300,055 | 44,925 | 59,688 | 29,215 | 433,885 | (42,149) | 391,735 |
| Operating income | 33,674 | 1,600 | 1,815 | 472 | 37,562 | (294) | 37,268 |
| Assets, depreciation, and capital expenditures: | | | | | | | |
| Total assets | 427,087 | 24,758 | 16,957 | 20,230 | 489,034 | (8,121) | 480,913 |
| Depreciation | 9,261 | 461 | 208 | 529 | 10,460 | (130) | 10,329 |
| Capital expenditures | 9,752 | 538 | 638 | 214 | 11,143 | (340) | 10,803 |

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

| Business Segment | Major operations, products, and services |
|---|---|
| TV broadcasting business | Sales of TV broadcasting time and programming |
| TV broadcasting-related business | Planning, production, engineering and relay operations as well as other businesses for TV programming |
| Direct marketing | Direct marketing and sales of fresh flowers |
| Other | Temporary agency services, movables leasing, software development, management of art galleries, and distribution of information magazines |

Year ended March 31, 2004 (Figures less than ¥1 million have been omitted.)

| | Millions of yen | | | | | | |
|---|---|---|---|---|---|---|---|
| | TV broadcasting | TV broadcasting -related business | Direct marketing | Other | Total | Eliminations | Consolidated |
| Net sales: | | | | | | | |
| 1. Net sales to third parties | 352,558 | 18,507 | 66,654 | 18,225 | 455,945 | --- | 455,945 |
| 2. Intra-group net sales and transfers | 5,498 | 28,418 | 452 | 11,771 | 46,141 | (46,141) | --- |
| Total sales | 358,056 | 46,925 | 67,107 | 29,997 | 502,086 | (46,141) | 455,945 |
| Operating expenses | 320,162 | 44,627 | 63,629 | 29,578 | 457,997 | (46,116) | 411,880 |
| Operating income | 37,894 | 2,297 | 3,477 | 419 | 44,089 | (24) | 44,065 |
| Assets, depreciation, and capital expenditures: | | | | | | | |
| Total assets | 559,594 | 26,107 | 20,435 | 28,110 | 634,248 | (8,461) | 625,786 |
| Depreciation | 10,185 | 423 | 389 | 511 | 11,510 | (197) | 11,312 |
| Capital expenditures | 11,010 | 321 | 1,048 | 45 | 12,426 | (4,867) | 7,558 |

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

| Business Segment | Major operations, products, and services |
|---|---|
| TV broadcasting business | Sales of TV broadcasting time and programming |
| TV broadcasting-related business | Planning, production, engineering and relay operations as well as other businesses for TV programming |
| Direct marketing | Direct marketing and sales of fresh flowers |
| Other | Temporary agency services, movables leasing, software development, publishing |

**Fuji Television Network, Inc.** May 21, 2004

# Flash Report (Non-Consolidated Basis)

**Results for fiscal year ended March 31, 2004**

Company Name: Fuji Television Network, Inc.

Stock listing: Tokyo Stock Exchange Code number: 4676 URL http://www.fujitv.co.jp

For further information, please contact: Masao Sakai, Senior Executive Managing Director, Investor Relations

Department Telephone: +81-3-5500-8258

Date of the meeting of the Board of Directors to settle the year-end consolidated accounts: May 21, 2004.

Date of the General Meeting of the Shareholders: June 29, 2004

Interim dividends: Yes Unit stock system: No

## 1. Performance

(1) Operating results

Years ended March 31 (Figures less than ¥1 million have been omitted.)

| | Net sales | | Operating income | | Recurring profit | |
|---|---|---|---|---|---|---|
| | Million of yen | % | Million of yen | % | Million of yen | % |
| 2004 | 358,056 | 7.3 | 37,894 | 12.5 | 39,820 | 10.8 |
| 2003 | 333,729 | (1.8) | 33,674 | (19.9) | 35,938 | (17.6) |

| | Net income | | Net income per share | Net income per share after dilution | Return on equity | Recurring profit-to-total capital ratio | Recurring profit-to-net sales ratio |
|---|---|---|---|---|---|---|---|
| | Million of yen | % | Yen | Yen | % | % | % |
| 2004 | 21,131 | 61.4 | 19,535.96 | --- | 5.1 | 8.1 | 11.1 |
| 2003 | 13,095 | (29.5) | 12,103.22 | --- | 3.7 | 8.4 | 10.8 |

1. Average number of shares outstanding during the period: 2004: 1,073,976 shares, 2003: 1,069,194 shares
2. Change in accounting method: none
3. Percentages indicate year-on-year increase/(decrease) in net sales, operating income, recurring profit, and net income.

(2) Dividends

Years ended March 31

| | Dividends per share for the fiscal year | | | Total amount of dividends (for the entire fiscal year) | Payout ratio | Dividends-to-shareholders' equity ratio |
|---|---|---|---|---|---|---|
| | | Interim dividends | Year-end dividends | | | |
| | Yen | Yen | Yen | Million of yen | % | % |
| 2004 | 2,000.00 | 600.00 | 1,400.00 | 2,368 | 10.2 | 0.5 |
| 2003 | 1,750.00 | 600.00 | 1,150.00 | 1,842 | 14.5 | 0.5 |

Note: Year-end dividends for 2004: Commemorative dividends ¥250.00, Special dividends ¥550.00

(3) Financial data

At March 31 (Figures less than ¥1 million have been omitted.)

| | Total assets | Shareholders' equity | Shareholders' equity ratio | Shareholders' equity per share |
|---|---|---|---|---|
| | Million of yen | Million of yen | % | Yen |
| 2004 | 561,266 | 477,887 | 85.1 | 383,888.90 |
| 2003 | 426,627 | 346,375 | 81.2 | 331,480.06 |

Number of shares outstanding at fiscal year-end: 2004: 1,244,468 shares, 2003: 1,044,468 shares

Number of treasury stocks at fiscal-year end: 2004: 29,835 shares, 2003: 29,835 shares

## 2. Forecast for fiscal year ending March 31, 2005

| | Net sales | Recurring profit | Net income | Dividends per share for the fiscal year | | |
|---|---|---|---|---|---|---|
| | | | | Interim dividends | Year-end dividends | |
| | Million of yen | Million of yen | Million of yen | Yen | Yen | Yen |
| Interim period | 177,000 | 21,000 | 12,000 | 600.00 | --- | --- |
| Fiscal year | 347,500 | 36,500 | 20,500 | --- | 600.00 | 1,200.00 |

(Reference)

Non-Consolidated net income per share for the fiscal year is forecast to be ¥8,176.18.

In calculating forecast net income per share (full year), we define the number of shares outstanding at the end of the fiscal year as the number of shares outstanding at the end of March 2004 multiplied by the stock split ratio of the stock split effective May 20, 2004.

* The above forecasts and those presented in appended material are based on future-oriented assumptions, projections, and targets, so they contain elements of risk and uncertainty. Actual results may differ from these forecasts due to various important elements.

## NET SALES BY OPERATIONS

Years ended March 31 (Figures less than ¥1 million have been omitted.)

| | 2003 | | 2004 | | Change from the previous year | |
|---|---|---|---|---|---|---|
| | Million of yen | % | Million of yen | % | Million of yen | % |
| Broadcasting Operations | 302,343 | 90.6 | 304,830 | 85.1 | 2,487 | 0.8 |
| Broadcasting | 274,957 | 82.4 | 276,379 | 77.2 | 1,422 | 0.5 |
| Net time | 131,204 | 39.3 | 130,623 | 36.5 | (581) | (0.4) |
| Local time | 22,547 | 6.8 | 21,639 | 6.0 | (908) | (4.0) |
| Spot | 121,204 | 36.3 | 124,116 | 34.7 | 2,912 | 2.4 |
| Broadcasting Related Business | 27,385 | 8.2 | 28,450 | 7.9 | 1,064 | 3.9 |
| Sale of TV programs | 17,351 | 5.2 | 17,708 | 4.9 | 357 | 2.1 |
| Others | 10,034 | 3.0 | 10,742 | 3.0 | 707 | 7.0 |
| Other operations | 31,386 | 9.4 | 53,226 | 14.9 | 21,840 | 69.6 |
| Total | 333,729 | 100.0 | 358,056 | 100.0 | 24,327 | 7.3 |